UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Zacharias, Elizabeth
   6300 Bridgepoint Parkway
   Building Three, Suite 200
   Austin, TX 78730

2. Date of Event Requiring Statement (Month/Day/Year)
   8/1/99

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   PSW Technologies, Inc. (PSWT)

5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Associate VP Recruiting

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 734                 D   Direct

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option       (1)      09/29/08  Common Stock                 1,000      $1.9375    D           Direct
(right to buy)
Non-Qualified Stock Option       (2)      09/27/06  Common Stock                 738        $2.5800    D           Direct
(right to buy)
Non-Qualified Stock Option       (3)      06/15/09  Common Stock                 5,000      $3.0000    D           Direct
(right to buy)
Non-Qualified Stock Option       (4)      02/09/09  Common Stock                 7,000      $3.8750    D           Direct
(right to buy)
Non-Qualified Stock Option       (5)      05/18/08  Common Stock                 2,500      $6.1250    D           Direct
(right to buy)
Non-Qualified Stock Option       (6)      06/04/07  Common Stock                 800        $9.0000    D           Direct
(right to buy)

Explanation of Responses:

-
(1)  Options to purchase 1,000 shares become exercisable in four (4) equal annual installments commencing on September 29, 1999.


(2)  Options to purchase 553 shares are currently exercisable.  The remaining options become exercisable on June 24, 2000.


(3)  Options to purchase 5,000 shares become exercisable in four (4) equal annual installments commencing on June  15, 2000.


(4)  Options to purchase 7,000 shares become exercisable in four (4) equal annual installments commencing on February 9,
     2000.

(5)  Options to purchase 625 shares are currently exercisable.  The remaining options become exercisable in three (3) equal annual installments commencing on May 18, 2000.

(6)  Options to purchase 200 shares are currently excercisable.  The remaining options become exercisable in two (2) equal annual installments commencing on June 4, 2000.


SIGNATURE OF REPORTING PERSON
/S/ Zacharias, Elizabeth
DATE: 8/11/99